Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
December 19, 2008
Mr. Larry L. Greene
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Van Kampen Trust II -
Registration Statement on Form N-1A
(the “Registration Statement”)
(File Nos. 333-153900 and 811-22242)
Dear Mr. Greene:
     Thank you for your comments regarding the Registration Statement on Form N-1A for Van Kampen Trust II (the “Trust”), on behalf of each of its series, Van Kampen Global Bond Fund and Van Kampen Global Tactical Asset Allocation Fund (each a “Fund” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on October 8, 2008 pursuant to Rule 485(a) of the of the General Rules and Regulations of the Commission promulgated under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”) (the “General Rules and Regulations”). On behalf of the Funds, we have provided our response to the staff’s comments. Where changes were necessary in response to your comments, they are reflected in Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A, was filed pursuant to Rule 472 of the General Rules and Regulations via EDGAR on December 16, 2008. Additional changes are reflected in each Fund’s prospectus and the statement of additional information filed in Pre-Effective Amendment No. 2 pursuant to Rule 472 of the General Rules and Regulations via EDGAR on December 19, 2008.

General

Comment 1	We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response 1	The Funds acknowledge the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Prospectus

Van Kampen Global Tactical Asset Allocation Fund

Comment 2	The Fund’s investment objective is capital appreciation. Please disclose how the Fund will generate capital appreciation from the investment in fixed income securities, and how such securities are analyzed or selected based upon the potential for capital appreciation. The prospectus also discloses that the Fund will invest in options and future for income purposes, and sell securities short. Please advise the staff whether the Fund has an unarticulated secondary objective of income.

Response 2	The Fund notes that it seeks to achieve its investment objective of capital appreciation over time by investing primarily in a diversified mix of equity securities and fixed income securities, as disclosed in the section entitled “Risk/Return Summary — Principal Investment Strategies.” Fixed income securities have the potential for not only income, but also for capital appreciation. In the Fund’s portfolio management process, the Fund considers a fixed income security’s potential for capital appreciation in its buy, hold and sell decisions. Thus, while some fixed income funds do indeed focus primarily or exclusively on income, this Fund invests in fixed income securities and considers the fixed income security’s potential for capital appreciation. The Fund believes that the following disclosure currently in the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks” addresses the staff’s comment regarding how such securities are analyzed or selected:
The Fund’s investment adviser seeks to implement a global investment strategy that utilizes multiple asset classes, countries, sectors and currencies through a combination of quantitative and fundamental analysis. The Fund’s investment adviser follows a top-down approach, first assessing the relative attractiveness of global asset classes. Within these global asset classes, the investment adviser evaluates the relative attractiveness of different regions and countries and then uses a sector selection process within different geographic regions.

To further address the staff’s comment, the Fund has also provided this disclosure in the section entitled “Risk/Return Summary — Principal Investment Strategies.” In addition, the Fund has added the following disclosure to the section entitled “Risk/Return Summary — Principal Investment Strategies”:

In the Fund’s portfolio management process, the Fund considers an equity security’s and a fixed income security’s potential for capital appreciation in its buy, hold and sell decisions.

The Fund does not have a secondary investment objective of income and has deleted the staff’s articulated reference to earning income in the section entitled “Risk/Return Summary — Principal Investment Strategies.” The Fund has deleted the reference to selling securities short throughout the prospectus.

Comment 3(a)	Disclosure under the sub-caption “Principal Investment Strategies” states: “The Fund’s investment adviser seeks to create a portfolio of assets that is widely diversified among equity securities and fixed income securities from issuers located around the world and within various sectors and currencies.” (Emphasis added.) The staff takes the position that a fund with the term “global” in its name should invest in a manner consistent with that term. Accordingly, please disclose the minimum percentage of assets the Fund will invest in foreign securities and that it will invest in a number of foreign countries.

Response 3(a)	Each Fund has added the following disclosure as requested:
Under normal market conditions, the Fund will invest at least 40% of its total assets in non-U.S. securities and other instruments and will invest in generally eight or more countries (including the United States).

Comment 3(b)	Please summarize how the Adviser selects the equity and fixed income securities in which the Fund will invest, and under what circumstances such securities will be sold. Although the above disclosure indicates that the Fund will invest in “fixed” income securities, Item 4 disclosure for both Funds generally states that the Fund invests in securities that do not have fixed interest rates, such as ARMs, the principal component of a stripped security, zero coupon bonds, floating rate securities, and flow through securities. Please define “fixed” income securities, or revise the disclosure to indicate the nature of the securities in which the Fund may invest.

Response 3(b)	The Fund has added the disclosure regarding how the Adviser selects the equity and fixed income securities in which the Fund will invest to the section entitled “Risk/Return Summary — Principal Investment Strategies” as requested. The Fund notes that the disclosure regarding under what circumstances such securities will be sold is currently in the section referenced and thus has not added additional disclosure related to such. Finally, the Funds have added a definition of “fixed income securities” as requested to the section of each prospectus entitled “Investment Objective, Principal Investment Strategies and Risks — Risks of Fixed Income Securities.”

Comment 4	Disclosure at the end of the third paragraph states that:
“The Fund may invest up to 10% of its total assets in other investment companies, including exchange traded funds (“ETFs”).” If the Funds may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate disclosure.

Response 4	The Fund does not currently intend to invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act. Thus, the Fund does not believe that additional disclosure is necessary.

Comment 5	Disclosure in the next paragraph indicates that the Fund may as a principal strategy sell securities short, yet there is no discussion of the risks of selling short. Item 2 also does not disclose the risks of investing in small capitalized companies and junk debt. Please revise the Item 2 disclosure accordingly.

Response 5	The Fund has deleted the reference to selling securities short throughout the prospectus. Thus, the Fund has not added risk disclosure related to such.

With respect to small capitalization companies, the Fund has revised the disclosure in the section entitled “Risk/Return Summary — Principal Investment Risks — Market risk” to state:
Stock prices of small- or medium-sized companies (in which the Fund may invest) may be more volatile than stock prices of larger companies.

With respect to junk securities, the Fund refers the staff to the following disclosure currently in the section entitled “Risk/Return Summary — Principal Investment Risks — Credit risk”:

To the extent that the Fund invests in securities with medium- or lower credit qualities, it is subject to a higher level of credit risk than a fund that invests only in investment grade securities. The credit quality of noninvestment grade securities is considered speculative by recognized rating agencies with respect to the issuer’s continuing ability to pay interest and principal. Lower-grade securities (also sometimes known as “junk bonds”) may have less liquidity and a higher incidence of default than higher grade securities. The Fund may incur higher expenses to protect the Fund’s interest in such securities. The credit risks and market prices of lower-grade securities generally are more sensitive to negative issuer developments, such as reduced revenues or increased expenditures or adverse economic conditions, such as a recession, than are higher-grade securities.

The Fund has added disclosure regarding “junk bonds” as requested (see the emphasized portion of the disclosure above).

Comment 6	The discussion sub-captioned “Credit risk” provides helpful information regarding the likelihood of receiving payment from certain categories of borrowers. However, many facets of the nation’s credit markets have experienced tremendous turmoil during the past year and such matters are not touched upon in this discussion. Please update the discussion, as appropriate, to reflect the current state of the credit markets. In this connection, see related comments 10, 16, and 18.

Response 6	The Fund has added the following disclosure as requested to the section entitled “Risk/Return Summary — Principal Investment Risks — Market Risk”:
The financial markets in general are subject to volatility and may at times experience periods of extreme volatility and uncertainty, which may affect all investment securities, including equity securities, fixed income securities and derivative instruments. During such periods, fixed income securities of all credit qualities may become illiquid or difficult to sell at a time and a price that the Fund would like. The markets for other securities in which the Fund may invest may not function properly, which may affect the value of such securities and such securities may become illiquid. New or proposed laws may have an impact on the Fund’s investments and the Fund’s investment adviser is unable to predict what effect, if any, such legislation may have on the Fund.

Comment 7	The sub-caption “Inflation-linked fixed securities risk” notes, in connection with such securities, that: “an inflation-indexed security provides principal payments and interest payments, both of which are adjusted over time to reflect a rise (inflation) or a drop (deflation) in the general price level.” (Emphasis added.) Explain the extent or range of adjustment that may be made in principal payments.

Response 7	The adjustment of the principal payment is directly correlated to the amount that inflation either rises or drops from the time that the security was purchased. The following example is disclosed in the Trust’s Statement of Additional Information in the section entitled “Investment Objective, Investment Strategies and Risks — Inflation-Linked Fixed Income Securities”:

For example, if a Fund purchased an inflation-linked bond with a par value of $1,000 and a 3% real rate of return coupon (payable 1.5% semi-annually), and inflation over the first six months were 1%, the mid-year par value of the bond would be $1,010 (i.e., 1% of the original principal of $1,000) and the first semi-annual interest payment would be $15.15 ($1,010 times 1.5%). If inflation during the second half of the year resulted in the whole years’ inflation equaling 3%, the end-of-year par value of the bond would be $1,030 (i.e., 3% of the original $1,000) and the second semi-annual interest payment would be $15.15 ($1,030 times 1.5%). [emphasis added].
The Fund has revised the disclosure as follows:
an inflation-indexed security provides principal payments and interest payments, both of which are adjusted over time to reflect a direct correlation to either a rise (inflation) or a drop (deflation) in the general price level [emphasis added].

Comment 8	Revise the fee table consistent with the following:
(a)	in light of each Fund’s planned investments in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (See Investment Company Act Release No. 27399 [June 20, 2006]),

(b)	add an explanatory parenthetical to the “annual operating expenses” line item to indicate that the amounts are expressed as a percentage of net assets,

(c)	with respect to the disclosure in footnote 6 that the adviser may voluntarily waive fees or expenses, confirm to the staff that the Fund will not reimburse the adviser for any amount waived, and

(d)	the numerical disclosure in the fee table for the Global Bond Fund should be presented only using two decimal points. Please revise that Fund’s fee table accordingly.
Response 8
(a)	The fees and expenses incurred indirectly by the Fund as a result of investment in shares of “acquired funds,” if any, is not expected to exceed 0.01% and thus, the line items is omitted and such amount, if any, is included in “other expenses” in the Expense Table pursuant to Instruction 3(f)(i).

(b)	The Funds have added the parenthetical as requested.

(c)	The Funds confirm to the staff the Funds will not reimburse the Adviser for any amounts waived pursuant to footnote 6.

(d)	The Fund has revised the table as requested.

Comment 9	The first paragraph of the disclosure sub-captioned “Medium- and lower-grade fixed income securities” indicates that securities rated BBB by Standard & Poor’s or Baa by Moody’s Investor Service, Inc. or unrated securities judged by the Fund’s investment adviser to be of comparable quality, are commonly referred to as junk bonds. Correct this disclosure to clarify that securities rated or equivalent to securities rated below the fourth category are deemed to be junk bonds. Also disclose in the Item 2 summary that the Fund may invest in junk, and specify any percentage limitation on such investments.

Response 9	The Fund has made the revision regarding junk securities in the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Medium- and lower-grade fixed income securities” as requested. The Fund has also added the following disclosure to the section entitled “Risk/Return Summary — Principal Investment Strategies”:
The Fund may invest a portion of its assets in below investment grade fixed income securities.

Comment 10	Disclosure captioned “Strategic Transactions” indicates that the Fund may use various investment strategies involving derivatives and structured investments. As to these and similar investments by the Funds, indicate whether they are or may be materially affected by the volatility in or stemming from, the turmoil in the sub-prime mortgage and credit markets. If affected, add appropriate risk disclosure. Indicate also that there are proposals being considered to change the regulation of financial institutions that could affect, possibly adversely, investment managers and investment funds. In this connection, see related comments 6, 16, and 18.

Response 10	With respect to the current sub-prime mortgage turmoil, the Fund refers the staff to the current disclosure in the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks —Risks of Fixed Income Securities — Mortgage-backed securities” which states the following:
An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of mortgage backed securities and could result in losses to the Fund. The risk of such defaults is generally higher in the case of mortgage pools that include subprime mortgages. Subprime mortgages refer to loans made to borrowers with weakened credit histories or with lower capacity to make timely payments on their mortgages.
Thus, the Fund has not added additional disclosure with respect to such item, however the Fund has added the following disclosure to the section entitled “Strategic Transactions”:
Strategic Transactions often have risks similar to the equity securities or fixed income securities underlying the Strategic Transactions and may have additional risks of the Strategic Transactions as described herein.

With respect to disclosure related to the credit markets in general and any proposals being considered that may affect the regulation of investment adviser and funds, the Fund refers the staff to its response in related Comment 6.

Comment 11	In connection with the Fund’s options activity, disclose the percentage of assets to be devoted to this activity, whether these options will trade on an exchange or OTC, whether they are expected to be American and European style options and, if applicable, the difference between the two types of options.

Response 11	The Fund has added disclosure related to exchange—traded options and over-the-counter options to the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Strategic Transactions” as requested. The Fund has also revised the disclosure to make clear that it may invest in options that are settled either at or prior to the specified date, which the Fund believes addresses the staff’s comment related to whether the Fund will invest in American style options (which may be settled at any time prior to the specified date) or European style options (which may only be settled on the specified date). The Fund notes that additional information regarding options is currently in the section of the Statement of Additional Information entitled “Strategic Transactions.”

With respect to the staff’s request to include a percentage of options permitted, the Fund does not have a specific percentage limitation on its investments in options. Thus, the Fund has not included a percentage limitation on its investments in options.

Comment 12(a)	Revise the discussion captioned “Pricing Fund Shares” to indicate that the Fund will give shareholders notice to the extent the Board determines to calculate the net asset value per share or adjust the offering price more frequently than once daily. Also confirm to the staff that the prospectus will be revised if the Board so determines.

Response 12(a)	The Fund respectfully submits that it believes the current disclosure in the section referenced meets the requirements of Item 6(a)(2) of Form N-1A. Thus, the Fund does not believe that additional disclosure is necessary. The Fund notes however, that it would revise the prospectus if the Board determined as a general policy matter to regularly calculate the net asset values more frequently than once daily and adjust the offering price more frequently.

Comment 12(b)	The fifth paragraph contains a limited discussion of the Fund’s use of fair value pricing. Revise this disclosure to provide a fuller discussion of the circumstances and effects regarding the Fund’s use of fair value pricing.

Response 12(b)	The Fund has revised the disclosure as requested to state the following:
“If events occur between the time when a security’s price was last determined on a securities exchange or market and the time when the Fund’s net asset value is calculated that the investment adviser deems materially affect the price of such portfolio security (for example, (i) movements in certain U.S. securities indices which demonstrate strong correlation to movements in certain foreign securities markets, (ii) a foreign securities market closes because of a natural disaster or some other reason, (iii) a halt in trading of the securities of an issuer on an exchange during the trading day or (iv) a significant event affecting an issuer occurs) such securities may be valued at their fair value as determined in good faith in accordance with procedures established by the Fund’s Board of Trustees....” [emphasis added]

Comment 13	Disclosure captioned “How to Buy Shares” discusses the policies required by the U.S. Patriot Act. Add disclosure which indicates whether the Fund has designated an anti-money laundering compliance officer.

Response 13	The Fund respectfully submits that the following disclosure is currently in the section referenced:
To help the government fight the funding of terrorism and money laundering activities, the Fund has implemented an anti-money laundering compliance program and has designated an anti-money laundering compliance officer [emphasis added].

Thus, the Fund does not believe that additional disclosure is necessary.

Comment 14	Disclosure captioned “Redemption of Shares” discloses that the Fund may redeem shares in-kind. Please disclose that any in-kind redemption will be made with liquid securities, or disclose the risks of the inability to liquidate such securities. Please disclose the costs an investor may incur in transferring or liquidating any securities redeemed in kind.

Response 14	The Fund has added the disclosure with respect to illiquid securities as requested. With respect to the costs that an incur in transferring such securities, the Fund notes that the following disclosure is currently in the section referenced:
A distribution-in-kind may result in the recognition by the shareholder of a gain or loss for federal income tax purposes when such securities are distributed, and the shareholder may have brokerage costs and a gain or loss for federal income tax purposes upon the shareholder’s disposition of such in-kind securities.

Thus, the Fund has not added any additional disclosure with respect to this item.

Van Kampen Global Bond Fund

Comment 15	Disclosure under “Principal Investment Strategies” states that the Fund may invest in corporate issuers of debt. Please disclose whether the Fund has any policy with respect to the capitalization of the companies in which it may invest.

Response 15	The Fund has added the requested disclosure.

Comment 16	Revise the discussion captioned “Principal Investment Risks” by updating the risk disclosure for mortgage backed securities, FNMA and FHLMC, taking into account events in the market during the last year. In this connection, see related comments 6, 10, and 18.

Response 16	The Fund has added the disclosure to the section entitled “Risk/Return Summary — Principal Investment Strategies and Risks — Market risk” and refers the staff to the Fund’s response to related Comment 6. In addition, the Fund has added the following disclosure to the section entitled “Investment Objective, Principal Investment Strategies and Risks — Mortgage-Related or Mortgage-Backed Securities”:
An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of mortgage backed securities and could result in losses to the Fund. The risk of such defaults is generally higher in the case of mortgage pools that include subprime mortgages. Subprime mortgages refer to loans made to borrowers with weakened credit histories or with lower capacity to make timely payments on their mortgages.
Further, the Fund has added the following disclosure to the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks”:
Recent dramatic declines in the housing market, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, including of mortgage-backed securities, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Additionally, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers, including other financial institutions, reflecting an ongoing concern about the stability of the financial markets generally and the strength of counterparties. The depth of the current financial crisis is continuing to expand and its ultimate scope, reach and effect cannot be predicted. Legislation has been passed in an attempt to address the instability in the financial markets. This legislation or similar proposals, as well as other actions such as monetary or fiscal actions of U.S. government instrumentalities or comparable authorities in other countries, may fail to stabilize the financial markets, thereby prolonging the negative effects on the securities markets generally and in turn, the Fund. This legislation and other proposals or actions may also have other consequences, including material effects on interest rates and foreign exchange rates, which could materially affect the Fund’s investments in ways that the Fund cannot predict.

Comment 17	The opening paragraph of the discussion captioned “Principal Strategies and Risks” discloses that the Global Bond Fund invests 80 percent of its net assets in six major categories of fixed income securities. Later the paragraph discusses the use of derivates to satisfy the 80 percent test. Please reconcile the disclosure and more fully disclose how derivates will be used in lieu of direct investments in fixed income securities. For example, how closely must a derivative track the performance of the security? What are the risks that the performance of the derivative may not correlate to that of the direct investment for which it is a substitute? Please disclose whether there are any limits on the amount the Fund may invest in derivatives.

Response 17	The Fund intends to follow its 80% policy as articulated, partially by utilizing certain derivative instruments that the investment adviser believes have economic characteristics similar to the securities comprising the 80% policy. The Fund has clarified this in the disclosure and has referred shareholders to the section entitled “Strategic Transactions” for a discussion regarding such instruments, including the risks associated therewith, however the Fund has not added a percentage limitation on derivatives. The Fund notes that it does not currently have a limit on such investments.

Comment 18	In light of the market turmoil and its impact on various areas of our credit market revise the discussion captioned “Asset-Backed Securities” so as to reflect the current state or impact of that turmoil on the market for this class of security. In this connection, see related comments 6, 10, and 16.

Response 18	The Fund has added the disclosure to the section entitled “Risk/Return Summary — Principal Investment Strategies and Risks — Market risk”, as well as disclosure to the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks,” and refers the staff to the Fund’s response to related Comments 6 and 16. To further address the staff’s comment, the Fund has added the following disclosure to the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Asset Backed Securities”:

An unexpectedly high rate of defaults on the assets held by an asset pool may adversely affect the value of asset-backed securities and could result in losses to the Fund. The risk of such defaults is generally higher in uncertain, adverse economic conditions and/or when higher defaults are being experienced among other types of credit securities. Some asset pools may include lower credit quality assets, such as loans or receivable from borrowers with weakened credit histories or with lower capacity to make timely payments on such assets.

Comment 19	Disclosure captioned “Other Investments and Risk Factors” discloses that the Fund may invest in repurchase agreements. Please disclose that repurchase agreements are loans by the Fund. Please disclose the creditworthiness standards for borrowers with whom the Fund will engage in repurchase agreements.

Response 19	The Fund has added the disclosure as requested.

Statement of Additional Information

Comment 20	With respect to the Fund’s investments in inverse floaters discussed under the caption “Inverse Floating Rate Obligation,” if the Fund will have ongoing obligations to any party in connection with it’s inverse floating rate investments, confirm that, consistent with applicable SEC guidance, any such obligation will not be a senior security for purposes of the 1940 Act, provided that the Fund segregates an amount of cash and/or liquid securities equal in value to its obligations in respect of such inverse floating rate investments, or borrowings for purposes of a Fund’s limitations on borrowings. Confirm also that accounting for such investments will be consistent with FAS 140.

Response 20	The Fund confirms that if it will have ongoing obligations to any party in connection with its inverse floating rate investments, consistent with applicable SEC guidance, any such obligation will not be a senior security for purposes of the 1940 Act, provided that the Fund segregates an amount of cash and/or liquid securities equal in value to its obligations in respect of such inverse floating rate investments, or borrowings for purposes of a Fund’s limitations on borrowings. The Fund also confirms that accounting for such investments will be consistent with FAS 140.

Comment 21	Disclosure under this sub-caption also states that: “The inverse floating rate obligations in which a Fund may invest are typically created through a division of a fixed-rate municipal obligation into two separate instruments, a short-term obligation and a long-term obligation. The interest rate on the short-term obligation is set at periodic auctions.” (Emphasis added.) In light of recent failures of auctions for certain auction rate securities, explain to the staff or add appropriate disclosure regarding the auction market for these securities and whether it has experienced such failures or irregularities.

Response 21	The Funds have added the requested disclosure.

Comment 22	Fundamental restriction 4 is each Fund’s concentration restriction. Revise the restriction to cover any particular industry “or group of industries,” and delete clause (b) regarding temporary defensive positions.

Response 22	The Funds have added “group of industries” to each Fund’s fundamental investment restriction as requested. The Funds have also deleted clause (b) as requested.

Comment 23	Fundamental policy 7 permits the Funds to engage in lending of portfolio securities, yet there is no disclosure about lending portfolio securities. Please disclose that the Funds have no intention of engaging in that activity. Similarly, there is no disclosure about reverse repurchase agreements. Please confirm to the staff that the Funds will not borrow money through reverse repurchase agreements.

Response 23	With respect to the lending of portfolio securities, the Fund has added the disclosure as requested. With respect to reverse repurchase agreements however, the Fund may engage in reverse repurchase agreements, as disclosed in the section entitled “Investment Objective, Principal Investment Strategies and Risks — Reverse Repurchase Agreements, Dollar Rolls and Borrowing.” The Fund intends to segregate an amount of cash and/or liquid securities equal in value to its obligations in reverse repurchase agreements and accordingly, the Fund does not intend to treat such obligations as senior securities under the 1940 Act.

Comment 24	Confirm that the litigation referred to under the caption “Litigation Involving the Adviser” has been reflected in a filing under §33 of the 1940 Act.

Response 24	The Trust is not aware that any Section 33 filings have been made with respect to the litigation referenced; however, if necessary, the Trust will make such filings as soon as practicable.

Comment 25	Disclosure captioned “Waiver of Contingent Deferred Sales Charges — Redemption by Adviser” states that: “The Funds may waive the CDSC-Class A and the CDSC-Class B and C when a total or partial redemption is made by the Adviser with respect to its investments in the Funds.” (Emphasis added.) Under what circumstance would the Fund invoke this waiver?

Response 25	The Fund expects that it would likely invoke this waiver in every instance that the Adviser made a total or partial redemption of its own investments in the Funds, but will evaluate such determinations as the issue arises. Thus, the Fund has revised the word “may” in the disclosure to state “expects to.”
*          *          *          *
     In connection with the effectiveness of the Registration Statement, the Trust acknowledges that the disclosure included in the Registration Statement is the responsibility of the Trust. The Trust further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Trust will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.

Sincerely,

/s/ Charles B. Taylor